Exhibit 99.6

PRESS RELEASE

Convening of the Annual Shareholders’ Meeting
on May 23, 2025

Paris, March 24, 2025 – The Board of Directors of TotalEnergies SE met on March 19, 2025 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer. It has decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of the Corporation on Friday, May 23, 2025. The Notice of Meeting will be published soon in France's BALO (Bulletin des Annonces Légales et Obligatoires) and will be available on the Company's website. The Board of Directors also approved the documents that will be submitted to shareholders at the Annual Meeting, including the Management Report.

Company Governance

The directorships of Mrs. Lise Croteau, Mrs. Maria van der Hoeven, Mr. Jean Lemierre as well as Mrs. Emma de Jonge, director representing employee shareholders, expire at the end of the Annual Shareholders' Meeting on May 23, 2025.

On the proposal of the Governance and Ethics Committee, the Board of Directors decided to submit to the Shareholders’ Meeting on May 23, 2025 the renewal for a period of three years of the directorships of Mrs. Lise Croteau.

In view of the corporate governance practice of the Corporation’s Board of Directors, according to which a director must not reach the age of 75 during her or his term of office, Mrs. Maria van der Hoeven and Mr. Jean Lemierre did not seek the renewal of their mandates.

The Board of Directors warmly thanks Mrs. Maria van der Hoeven for her exceptional contribution to the Board who for almost 10 years provided the Board with the benefit of her knowledge of the global energy economy, the challenges of the energy transition and the associated geopolitical issues. In her capacity as Chair of the Audit Committee since 2021, Maria van der Hoeven has notably overseen this Committee's work on taking account of regulatory developments in extra-financial reporting.

The Board of Directors would also like to express its special thanks to Mr. Jean Lemierre, who provided the Board throughout his term of office with the benefit of his long experience of the financial world, both in France and internationally as well as of governance of large French companies. His opinion was invaluable to the work of the Board and its committees, notably the Governance and Ethics Committee and the Strategy & CSR Committee.

The Board of Directors has decided to propose to the Shareholders’ Meeting the appointment of two new independent directors, Mrs. Helen Lee Bouygues and Mr. Laurent Mignon, for a three-year term, replacing Mrs. Maria van der Hoeven and Mr. Jean Lemierre.

Of Korean origin and American and French nationality, Mrs. Helen Lee Bouygues has been residing in France since 2004. She holds a MBA from Harvard Business School. For over 25 years, she has been supporting the strategic transformation of leading French and international companies. Thanks to her extensive experience as a director and member of audit committees of listed companies, such as Neoen SA and Viridien SA (formerly CGG), Helen Lee Bouygues has developed a broad understanding of the various challenges faced by companies, particularly in the energy sector. She will thus bring her financial and strategic expertise to the Board.

Mr. Laurent Mignon, a French national, a graduate from HEC and from the Executive Program at Stanford, is Chairman of the Executive Board (Président du Directoire) of Wendel, an investment company, and Chairman of the Board of Directors of Bureau Veritas, in which Wendel holds a controlling interest in Bureau Veritas and fully consolidates.

He will bring to the Board his leading expertise in the banking and financial sector and the wealth of his experience in investments and general management of listed companies. Throughout his career, he has successfully led the transformation and development of the companies he has managed, with a constant desire to create sustainable value.

The appointment of a new director representing employee shareholders, replacing Ms. Emma de Jonge, will also be submitted to the vote of the Shareholders’ Meeting. The Board will recommend to the Shareholders’ Meeting the candidacy of Ms. Valérie Della Puppa-Tibi, presented by the collective investments fund (FCPE) TotalEnergies Actionnariat France (TAF), i.e., the largest employee shareholding fund in terms of share of capital held (4.82% of the Corporation's capital as of December 31, 2024). Ms. Valérie Della Puppa-Tibi, who was already a member of the Board of Directors from 2019 to 2022, will therefore immediately be able to contribute fully to the work of the Board. The Board thanks Ms. Emma de Jonge for her active contribution to the work of the Board.

At the end of the Shareholder’s Meeting on May 23, 2025, if the Board proposed resolutions are approved, the Board of Directors will be composed of 14 members, of whom 8 will be French and 6 Internationals. The proportion of independent directors as defined by the AFEP-MEDEF Code will stand at 82%, in line with best standards. The proportion of women and men will be 45% and 55% respectively.

Sustainability & Climate - 2025 Progress Report

During the Shareholders’ Meetings of 2023 and 2024, in response to consultative resolution projects submitted at the initiative of shareholders, the Board of Directors reaffirmed its strong commitment to shareholder dialogue and invited shareholders who wish to open a debate with the Board of Directors to place an item on the agenda of the Shareholders’ Meeting as provided for in the French Commercial Code, emphasizing that "this would be a better way to engage in dialogue with shareholders in the future”.

In a context of major regulatory changes (CSRD) and controversies regarding the practice of Say on Climate through consultative resolutions, the Board of Directors conducted a review of the practices of its peers, market developments, and a consultation with shareholders and proxy advisors to gather their expectations regarding Say on Climate.

Following this review, the Board of Directors decided to include a formal item for debate (without a resolution submitted to the shareholders' vote) on the agenda of the Shareholders’ Meeting on May 23, 2025, concerning the Sustainability & Climate - 2025 Progress Report. This report accounts for the progress made in implementing the Corporation’s ambition in terms of sustainable development and energy transition towards carbon neutrality, as well as its objectives in this area by 2030.

The Board of Directors intends to make this practice of including an item on the agenda a permanent feature at future shareholders’ meetings. In the event of a significant change in the strategy, a consultative vote by shareholders on the Sustainability & Climate strategy would be initiated by the Board of Directors.

The Board of Directors reminds that it is entitled not to accept the inclusion of consultative shareholder resolutions on the agenda that would encroach on the Board's own competencies under French law, particularly in matters of governance or strategy, as confirmed by the President of the Nanterre Commercial Court in relation to the Corporation’s 2024

Shareholders’ Meeting. However, it invites shareholders who wish to do so to propose items for debate on the agenda of the Shareholders’ Meeting or to question the Board through written questions.

The Sustainability & Climate - 2025 Progress Report will be presented online on March, 27 2025, followed by a Q&A session. The event will be webcast live on totalenergies.com from 2:00 pm (Paris time). The Report and presentation material will be available on the website.

Other resolutions

The Board of Directors will also submit to the Shareholder’s Meeting for approval resolutions on the compensation of corporate officers as well as financial resolutions.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).